UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG to Implement Increase in Share of Voting Rights of Mitsubishi UFJ Lease & Finance

Tokyo, January 31, 2008 — Today, Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved to increase on a consolidated basis its holding of voting rights of its equity-accounted affiliate Mitsubishi UFJ Lease & Finance (MUL) through the acquisition of MUL shares from a number of closely-related parties and group companies. This is in accordance with the policy announced on November 21, 2007. The acquisition of the shares will be implemented in early February.

Following the planned acquisition of shares, MUFG’s holding of voting rights in respect of MUL shares is expected to increase from the current 0% to approximately 10.3% on a non-consolidated basis and from approximately 18.6% to approximately 25.9% on a consolidated basis.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651